Filed by SAVVIS, Inc. Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Registration Statement No.: 333-174291

Subject Company: SAVVIS, Inc. Commission File No.: 000-29375

June 27, 2011

Dear Stockholder:

We have previously sent to you proxy material for the special meeting of stockholders of Savvis, Inc. to be held on July 13, 2011. Your board of directors unanimously recommends that stockholders vote FOR the proposals relating to the proposed merger with CenturyLink, Inc.

Since approval of the merger requires the affirmative vote of a majority of the outstanding shares, your vote is important. If you have not already done so, please vote TODAY—by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Very truly yours,

James E. Ousley

Chairman and Chief Executive Officer

IMPORTANT NOTE:

Remember, you can vote your shares by telephone or by Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-888-750-5834.

Additional Information and Where to Find It

In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink has filed, and the SEC has declared effective, a registration statement on Form S-4. The registration statement includes a prospectus of CenturyLink that also constitutes a proxy statement of Savvis. Savvis began mailing the definitive proxy statement/prospectus to its stockholders on June 10, 2011. The definitive proxy statement/prospectus contains important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read carefully the definitive proxy statement/prospectus because it contains important information. Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and all other documents filed with the SEC by CenturyLink and Savvis through the web site maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by CenturyLink on CenturyLink’s website at www.CenturyLink.com or by contacting CenturyLink Investor Relations at (318) 340-5627. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis’ website at www.savvis.com or by contacting Savvis Investor Relations at (314) 628-7433.

Participants in the Solicitation of Proxies

CenturyLink and Savvis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Savvis in respect of the proposed merger. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 6, 2011, and information regarding Savvis’ directors and executive officers is available in its proxy statement filed with the SEC by Savvis on April 1, 2011. Other information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Savvis stockholders in connection with the proposed merger is set forth in the definitive proxy statement/prospectus described above. You can obtain copies of these documents free of charge using the contact information above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.